Mail Stop 6010

July 7, 2006

John R. Tuttle, President and Chief Executive Officer
DayStar Technologies Inc
13 Corporate Drive
Halfmoon, New York 12065

Via U S Mail and FAX [(518)383-7900]

     Re: **DayStar Technologies Inc**
              Form 10-KSB for the fiscal year ended December 31, 2005
              Form 10-QSB for the fiscal quarter ended March 31, 2006
              File No. 0-50508

Dear Mr. Tuttle:

       We have completed our review of your Form10-KSB and related filings and do not, at this time, have any further comments.

                               Sincerely,

                               Martin F. James
                               Senior Assistant Chief Accountant